United States securities and exchange commission logo





                       December 29, 2020

       Or Kles
       Chief Financial Officer
       My Size, Inc.
       HaYarden 4, POB 1026
       Airport City, Israel, 7010000

                                                        Re: My Size, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251679

       Dear Mr. Kles:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Larry Spirgel at (202) 551-3815 or Alexandra Barone at (202) 551-6001
       with any questions.




                       Sincerely,


                      Division of Corporation Finance

                      Office of Technology
       cc:                                              Gary Emmanuel, Esq.,
McDermott Will & Emery LLP